

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2014

Via E-Mail
Mr. Brad Juneau
Contango Ore Inc.
3700 Buffalo Speedway, Suite 960
Houston, Texas 77098

  Re: Contango Ore Inc.
    Form 10-K for Fiscal Year Ended June 30, 2013
    Filed September 11, 2013
    File No. : 001-35770

Dear Mr. Juneau:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ John Reynolds

       John Reynolds
       Assistant Director